Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

ANNOUNCEMENT ON KEY OPERATING DATA

This announcement is made based on the operating data for November 2022 of the Group to be published on the Shanghai Stock Exchange, and pursuant to Rules 13.09 and 13.10B of the Listing Rules and the Inside Information Provisions (as defined in the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

The relevant key operating data was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relevant periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the relevant information.

This announcement is made based on the operating data for November 2022 of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (collectively, the “Group”) to be published on the Shanghai Stock Exchange, and pursuant to Rules 13.09 and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined in the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

In November 2022, passenger capacity (measured by available seat kilometres (“ASK”)) of the Group decreased by 38.21% as compared with the same period last year (a year-on-year (“YoY”) basis), of which, passenger capacity for domestic routes decreased by 42.63%, and passenger capacity for regional routes and international routes increased by 117.21% and 38.87%, respectively, as compared with the same period last year. Compared with the same period last year, passenger traffic (measured by revenue passenger kilometres (“RPK”)) decreased by 35.88%, of which, passenger traffic for domestic routes decreased by 40.49%, and passenger traffic for regional routes and international routes increased by 288.74% and 68.74%, respectively, as compared with the same period last year. The passenger load factor was 65.62%, representing an increase of 2.38 percentage points as compared with the same period last year, of which, the passenger load factor for domestic routes, regional routes and international routes increased by 2.39, 18.15 and 10.86 percentage points, respectively, as compared with the same period last year.

In terms of cargo operations, in November 2022, cargo capacity (measured by available tonne kilometers (“ATK”) - Cargo and Mail) decreased by 22.01% as compared with the same period last year. Cargo and mail traffic (measured by revenue tonne kilometres (“RTK”) - Cargo and Mail) decreased by 15.32% as compared with the same period last year. The cargo and mail load factor was 66.10%, representing an increase of 5.22 percentage points as compared with the same period last year.

In November 2022, the Group has newly launched the following major route: Shenzhen-Lianyungang-Shenyang- Lianyungang- Shenzhen (being seven flights a week).

In November 2022, the Group introduced one A350 aircraft, and disposed of one B737-800 aircraft. As of the end of November 2022, the Group operated a fleet of 887 commercial aircrafts as set out below:

Aircraft Model	Self-owned	Finance Lease	Operating Lease	Subtotal
Airbus 380 Series	3	0	0	3
Airbus 350 Series	0	15	0	15
Airbus 330 Series	6	27	7	40
Airbus 320 Series	117	102	123	342
Boeing 787 Series	4	25	10	39
Boeing 777 Series	8	21	0	29
Boeing 737 Series	138	68	191	397
EMB190 Series	6	0	0	6
ARJ21	1	15	0	16

Total	283	273	331	887

KEY OPERATING DATA OF NOVEMBER 2022

Traffic	November 2022			Cumulative 2022
	Amount	Month-on- Month (“MoM”) Change (%)	YoY Change (%)	Amount	YoY Change (%)
RPK (in million)
Domestic	4,338.19	-27.33	-40.49	90,213.85	-35.02
Regional	25.15	2.92	288.74	145.02	0.90
International	507.83	-0.27	68.74	4,212.23	14.13
Total	4,871.17	-25.10	-35.88	94,571.10	-33.71
RTK (in million)
Domestic	452.43	-25.88	-39.78	8,917.31	-33.67
Regional	3.20	-2.92	111.94	19.12	-19.37
International	568.83	-3.53	-8.65	6,200.07	0.24
Total	1,024.46	-14.87	-25.52	15,136.50	-22.98
RTK - Cargo and Mail (in million)
Domestic	64.41	-18.20	-34.80	970.44	-16.18
Regional	0.96	-14.10	2.85	6.27	-43.04
International	523.68	-3.81	-12.12	5,827.05	-0.52
Total	589.06	-5.64	-15.32	6,803.76	-3.17
Passengers carried (in thousand)
Domestic	2,744.45	-31.97	-44.44	57,532.84	-37.19
Regional	21.49	5.75	227.96	131.82	-5.11
International	89.91	8.89	101.47	689.91	17.43
Total	2,855.85	-30.97	-42.78	58,354.57	-36.79
Cargo and mail carried (in thousand tonnes)
Domestic	40.55	-19.71	-33.71	587.49	-16.16
Regional	0.85	-15.97	-10.77	5.89	-47.35
International	56.33	-5.20	-9.31	632.12	4.52
Total	97.73	-11.90	-21.34	1,225.50	-6.93

Capacity	November 2022			Cumulative 2022
	Amount	MoM Change (%)	YoY Change (%)	Amount	YoY Change (%)
ASK (in million)
Domestic	6,534.08	-26.29	-42.63	135,534.94	-29.08
Regional	61.14	3.41	117.21	336.10	-22.43
International	828.14	4.37	38.87	6,748.37	-8.26
Total	7,423.36	-23.60	-38.21	142,619.40	-28.29
ATK (in million)
Domestic	736.38	-26.63	-42.72	15,013.60	-31.21
Regional	8.42	-0.30	113.36	45.61	-20.10
International	814.51	-3.64	-12.83	9,241.83	1.48
Total	1,559.31	-16.05	-29.89	24,301.04	-21.58
ATK - Cargo and Mail (in million)
Domestic	148.31	-27.97	-43.11	2,815.46	-39.13
Regional	2.92	-6.62	106.47	15.36	-15.07
International	739.98	-4.38	-15.98	8,634.48	2.24
Total	891.21	-9.33	-22.01	11,465.29	-12.40

Load Factor	November 2022			Cumulative 2022
	Figure (%)	MoM Change (Percentage Points)	YoY Change (Percentage Points)	Figure (%)	YoY Change (Percentage Points)
Passenger Load Factor (RPK/ASK)
Domestic	66.39	-0.96	2.39	66.56	-6.09
Regional	41.13	-0.19	18.15	43.15	9.98
International	61.32	-2.86	10.86	62.42	12.25
Total	65.62	-1.31	2.38	66.31	-5.42
Cargo and Mail Load Factor
Domestic	43.43	5.19	5.53	34.47	9.44
Regional	32.95	-2.88	-33.20	40.85	-20.07
International	70.77	0.42	3.10	67.49	-1.88
Total	66.10	2.59	5.22	59.34	5.66
Overall Load Factor (RTK/ATK)
Domestic	61.44	0.62	3.00	59.39	-2.20
Regional	38.02	-1.03	-0.25	41.93	0.38
International	69.84	0.08	3.20	67.09	-0.83
Total	65.70	0.91	3.85	62.29	-1.13

Notes:

1.	“RPK(s)” refers to the number of passengers carried multiplied by the kilometers flown;

2.	“RTK(s)” refers to the load (passenger and cargo and mail) in tonnes multiplied by the kilometers flown;
3.	“RTK(s) - Cargo and Mail” refers to the cargo and mail load in tonnes multiplied by the kilometers flown;

4.	“ASK(s)” refers to the number of seats available for sale multiplied by the kilometers flown;

5.	“ATK(s)” refers to the number of tonnes of capacity available for transportation multiplied by the kilometers flown;

6.	“ATK(s) - Cargo and Mail” refers to the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometers flown;

7.	“Passenger Load Factor” refers to RPK expressed as a percentage of ASK;

8.	“Cargo and Mail Load Factor” refers to RTK- Cargo and Mail expressed as a percentage of ATK - Cargo and Mail;

9.	“Overall Load Factor” refers to RTK expressed as a percentage of ATK.

The key operating data above was calculated based on the internal preliminary statistics of the Group, which may be subsequently adjusted or differ from the data disclosed in the relevant periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the information given above.

By order of the Board

China Southern Airlines Company Limited

Chen Wei Hua and Liu Wei

Joint Company Secretaries

Guangzhou, the People’s Republic of China

15 December 2022

As at the date of this announcement, the Directors include Ma Xu Lun and Han Wen Sheng as executive Directors; and Liu Chang Le, Gu Hui Zhong and Guo Wei as independent non-executive Directors.